Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

9 July 2013

The Manager

Company Announcements Office

Australian Securities Exchange

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie Notice of Meeting pack and Annual Report

I enclose a copy of the following documents, which will be posted to shareholders over the next few days:

•	2013 AGM Notice of Meeting, Voting Instruction Form and Question Form;

•	2013 Annual Report; and

•	2013 Annual Review.

Yours faithfully

/s/ Marcin Firek

Marcin Firek Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands)

Chief Executive Officer: Louis Gries

Company number: 485719